EXHIBIT 12.1

Noble Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009

(millions)
Income (Loss) From Continuing Operations Before Income Tax and Income From Equity Investees	$947	$1,138	$1,170	$309	$309	$(410)
Add (Deduct)
Fixed Charges	253	296	288	207	148	136
Capitalized Interest	(87)	(121)	(151)	(132)	(67)	(45)
Distributed Income From Equity Investees	213	204	204	225	139	92
Earnings as Defined	1,326	1,517	1,511	609	529	(227)

Net Interest Expense	151	158	125	65	72	84
Capitalized Interest	87	121	151	132	67	45
Interest Portion of Rental Expense	15	17	12	10	9	7
Fixed Charges as Defined	$253	$296	$288	$207	$148	$136

Ratio of Earnings to Fixed Charges	5.2	5.1	5.2	2.9	3.6	—

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$—	$—	$—	$—	$—	$(363)